Chris Lucas Group Finance Director
1 Churchill Place London E14 5HP

Tel +44 (0)20 7116 1200 (Direct) Fax +44 (0)20 7116 7386 chris.lucas@barclays.com
Sharon Blume
Reviewing Accountant
Securities and Exchange Commission
Washington D.C. 20549
USA
31 October 2008
Dear Ms Blume
Barclays PLC and Barclays Bank PLC
Form 20-F for the Fiscal Year Ended December 31, 2007
File No. 0-1370, 1-10257
This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission, dated 18 September 2008, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2007 (the “Form 20-F”) of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”).
To facilitate the Staff’s review, Barclays has included in its responses the captions and numbered comments in bold text and has provided Barclays’ responses immediately following each numbered comment.
In some of the responses, in light of the Staff’s views, Barclays has proposed providing disclosures in our Annual Report on Form 20-F for 2008 that may differ from or supplement the corresponding disclosure in the Form 20-F. Barclays continues to believe its prior filings are in compliance with applicable disclosure rules and regulations promulgated by International Financial Reporting Standards and the Commission. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.
Where we have provided indicative disclosures for the 2008 Annual Report, please note that these may be subject to additional improvement and other changes where new transactions occur, or circumstances or best practices change before the 2008 Annual Report is filed. However, we will ensure that the disclosures actually filed address the comments made by the Commission.
Barclays PLC. Registered in London, England. Registered No. 48839. Registered Office: 1 Churchill Place, London E14 5HP.

We acknowledge that:
•	Barclays is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Barclays may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
Our responses to your comments, along with our proposed indicative disclosures for 2008 where appropriate, are set out in the appendices to this letter.

Yours sincerely

CG Lucas
Group Finance Director

Cc	Dave Irving (Securities and Exchange Commission)

George H White John O’Connor (Sullivan & Cromwell LLP)

Phil Rivett (PricewaterhouseCoopers LLP)

Form 20-F for the Fiscal Year Ended December 31, 2007
Business Review
Critical accounting estimates
Fair value of financial instruments
Derivatives, page 49
1.	Please tell us whether the models you use to value derivative liabilities take into consideration your own credit quality. If so, briefly describe the model inputs you use to measure your own credit quality (i.e. CDS spreads, LIBOR + spread, etc.).
The models we used to value derivative liabilities did not take into consideration the effect of changes in our own credit quality for the year ended 31 December 2007. Many derivative liabilities are part of master netting arrangements and/or are collateralised. In common with many IFRS reporters, own credit quality was not a significant consideration for market pricing at that time.
During 2008, as our credit spreads widened, own credit quality became a more significant consideration for derivative market pricing and our models now incorporate our CDS spreads.
2.	Please quantify for us the portion of market value adjustments related to changes in your own credit risk for each period presented.
Market value adjustments for own credit were made for issued notes held at fair value within Barclays Capital. Adjustments for own credit were disclosed in the Form 20-F under ‘Barclays Capital credit market positions, Own credit’ on page 53 and in note 4 on page 167. We disclosed that the general widening of credit spreads affected the carrying value of issued notes held at fair value and as a result revaluation gains of £658m (2006: £nil, 2005: £nil) were recognised in trading income.
Financial Review
Off balance-sheet arrangements
SIV-Lites, page 52
3.	We note your disclosure here that the Group structured and helped to underwrite three SIV-lite transactions and provided £0.55bn in liquidity facilities as partial support to the £2.6bn of CP programmes on these transactions. We also note your disclosure on page 92 that during the period the Group’s balance sheet expanded due to liquidity facilities that were provided to three client SIV-lites which were restructured during the period. Please provide us with the following additional information regarding these transactions:
•	clarify whether the SIV-lites are consolidated, or if they have ever been consolidated;
These SIV-lites were not consolidated at 31 December 2007 and were not consolidated in any previous periods.
•	describe in further detail the structure of the SIV-lites and describe your obligations under the facilities (e.g. liquidity provider, etc.).

These SIV-lites are vehicles that invest primarily in high grade ABS and are managed by third party investment managers in accordance with agreed investment guidelines. The vehicles were funded by CP programmes and a range of rated term notes (typically Class A, Class B and capital notes) issued to investors. Liquidity facilities were provided to cover CP funding short falls and these facilities can be drawn as long as there has been no event of default. In addition, these vehicles enter into vanilla hedging derivatives. CP, liquidity-lines and hedge providers rank senior to the mezzanine Class A notes, which are senior to the mezzanine Class B notes and which are in turn senior to the capital notes. The vehicles include default triggers to help protect the senior investors.
The Group structured and helped to underwrite these vehicles and on-going obligations included:
•	acting as one of the liquidity facility providers to the vehicles to cover any CP shortfalls as long as there has been no event of default. Our facilities covered less than a third of the CP programmes

•	retaining small percentages of some rated term notes and acting as vanilla derivative hedge counterparty. These exposures were insignificant at 31 December 2007.
During 2007, our liquidity facilities on the three SIV-lites were impacted as follows:
•	one was partially drawn and no further drawings were possible because an event of default prevented further drawings;

•	another was terminated undrawn because an event of default occurred before there were any drawings and

•	the third was restructured (as detailed below).
•	describe how the SIV-lites were restructured during the period. If the SIV-lites were restructured such that your obligations have changed since inception, describe the changes(s);
One of the vehicles was restructured in 2007. The vehicle was restructured to a static cash CDO and we funded the acquisition of all the outstanding CP as it fell due and converted it to a senior financing note collateralised by the underlying assets and fully credit protected by a third party investment bank.
The Group’s position therefore changed from being one of the liquidity providers for £170m to a holder of the £800m senior credit protected financing note.
•	explain how your balance sheet expanded due to liquidity facilities that were provided to the SIV-lites which were restructured during the period; and
As explained above, our liquidity facility of £170m was restructured into a £800m senior credit protected financing note in the second half of 2007. This increase in funding provided as part of the restructuring meant that our balance sheet expanded.
•	to the extent the SIV-lites are not consolidated, please provide your analysis of the circumstances and indicators in paragraph 10 of SIC 12 and the appendix to SIC 12 supporting your conclusion that you do not control the SIV-lites.
We performed a SIC-12 consolidation analysis on inception of each SIV-lite based on the arrangements in place and the assessed risk exposure. After considering the SIC-12.10 points listed below for each of the SIV-lites, including the substance of our relationship with the SIV-lites, we concluded that we did not control any of the SIV-lites and therefore they were not consolidated.

Our SIC-12.10 analysis on inception considered the following:
i)	Under SIC-12.10 (a) the activities of the Special Purpose Entity (“SPE”) are primarily conducted on behalf of the investors and in particular the rated term note investors who receive leveraged returns on the notes they invest in.
ii)	Under SIC-12.10 (b) the investment decisions of the SPE are made by an independent third party investment manager on behalf of the investors in accordance with the agreed investment guidelines. The investment manager receives performance based fees from the SPE for these services.
iii)	Under SIC-12.10 (c) and (d) our analysis at inception of the arrangements showed that, by primarily providing part of the senior liquidity facilities to these vehicles, the Group did not have the majority of the risks and rewards or the residual ownership risks of the SPE or its assets.
It is our policy to revisit the initial SIC-12 consolidation analysis if the Group’s contractual exposures with the entity change as explained in ‘Financial review, Off-balance sheet arrangements, Special purpose entities, page 51’. The SIC-12 analysis was re-visited for the SIV-lite that was restructured in the period. This analysis showed that our investment in the senior credit protected financing note did not give the Group the majority of the risks and rewards or the residual ownership risks of the SPE or its assets.
Barclays Capital credit market positions
Other credit market exposures, page 53
4.	Please tell us, and in future filings disclose, the percentage of performing US sub-prime whole loan exposure as of the end of each reporting period. Provide us with your proposed future disclosure.
In our 2008 interim results announcement (see Appendix A) we provided additional disclosures for our ‘Other US Sub-Prime’ following increased market interest in this area.
The table in Appendix A shows that 88% (being (£2,805m/£3,177m)) of the total ‘other US sub-prime whole loans’ at 31 December 2007 were performing.
In future, we propose to provide similar disclosures to the disclosures in the 2008 interim results and we currently plan to specifically state the percentage of performing ‘other US sub-prime whole loans’ exposure at the end of each reporting period. We continually review our disclosures and we will therefore keep these proposed future disclosures under review and update them as necessary to reflect, for example, future market practice, relevant significant future exposures and future recommendations from stakeholders and regulators including the SEC.
5.	Please tell us, and in future filings describe, your US sub-prime “other direct and indirect exposures”. In addition, include relevant key metrics such as average loan-to-value ratios, agency rating information, delinquency data etc. that you use to analyze these exposures. Provide us with your proposed future disclosure.

In our 2008 interim results we provided additional detailed disclosure for our ‘other direct and indirect exposures’ following increased market interest in this area. These disclosures are shown in Appendix A and include the exposures at 31 December 2007.
US sub-prime ‘other direct and indirect exposures’ include:
•	asset-backed securities ,
•	residuals or warehouses of unsecuritised assets, and
•	derivatives and loans with underlying sub-prime collateral.
These exposures are analysed by taking into account a number of factors such as ratings, market spreads and trade prices, levels of protection from subordination and the underlying sub-prime exposures. The relevant factors for the largest remaining exposures at 30 June 2008 shown in the table are as follows:
•	for derivatives (which are generally amongst the most senior obligations of the vehicles); the ratings of notes issued by the vehicles that rank pari-passu as well as the vehicles’ ability to pay are considered.
•	for loans (which are generally amongst the most senior obligations of the vehicles); the ability of the vehicles to pay these senior obligations is analysed by considering the trading prices of the underlying assets and the level of subordination available from more junior obligations.
In future, we propose to provide similar disclosures to the disclosures in the 2008 interim results announcement and to include relevant key metrics (in a similar way to the bullet points above for derivatives and loans) as appropriate at the time. As shown in our 2008 interim results, the ‘other direct and indirect’ exposures have decreased significantly. If this trend continues then it may not be relevant to include key metrics for these exposures in future. We continually review our disclosures and we will therefore modify these proposed future disclosures as necessary to reflect, for example, future market practice, relevant significant future exposures and future recommendations from stakeholders and regulators including the SEC.
Financial Statements
Notes to the accounts
Note 49. Fair value of financial instruments, page 244
6	We note your disclosure in Note b that expected cash flows for each contract are determined through modeling cash flows using appropriate financial-markets pricing models. Further, we note the impact of changing the assumptions to your models (for those financial instruments for which the fair values were measured using valuation techniques that are determined in full for in part on assumptions that are not supported by observable market prices) to a range of reasonably alternative assumptions would be to increase or decrease the fair value significantly by up to £1.5bn or down to £1.2bn, respectively. In future filings, please revise to disclose the following regarding your pricing models:
•	the specific pricing models you use to calculate the fair value of your financial instruments;

•	a discussion of the significant assumptions and inputs into each of these different models for each class of financial instruments. For example, disclose the significant inputs into these models that have the potential to most impact the value determined, and the assumptions for those inputs for all periods presented;
•	the extent to which a particular valuation model is used to value certain of your asset and liability classes; and
•	a discussion of how the impact of changing assumptions was calculated. For example, disclose the reasonably likely range selected for each alternative assumption and the corresponding percentages used in your sensitivity analysis.
Refer to paragraphs 27 and BC38 of IFRS 7. Provide us with your proposed future disclosure.
In designing the disclosures included in the 2007 Form 20-F to comply with IFRS 7, we gave consideration to IFRS 7 B3 when determining how much detail we provided, how much emphasis we placed on different aspects of the requirements and how we aggregated information to display the overall picture without combining information with different characteristics. This required judgment to be made in determining what should be disclosed. We sought to strike a balance between burdening the financial statements with excessive detail and obscuring important information as a result of too much aggregation.
Specifically, in meeting the requirements of IFRS 7 paragraph 27 and in consideration of paragraph BC 38, we disclosed in our accounting policies on page 151 the valuation techniques and certain of the key market parameters which are used to determine the fair value of financial instruments. Further information is provided by balance sheet line item and, where applicable, asset class, on page 245. We also disclosed on page 245 that there are fair values recognised in the financial statements which are determined in whole or in part using a valuation technique based on assumptions that are not supported by prices from observable current market transactions in the same instrument and are not based on available observable market data and that changing one or more of those assumptions to reasonably possible alternative assumptions would change fair value. Our auditors, PwC, have supported the approach taken.
In the period following the publication of the 2007 Form 20-F, market participants and regulators wanted more detailed information. As a result we expanded on the disclosures provided at the year end in our Q1 Interim management statement and our 2008 interim results.
Models are used to value both derivatives and cash instruments to the extent that no quoted prices are available. Our understanding is that aggregation of similar types of model would be appropriate. Our proposed approach to revising our disclosure will be to add to the disclosures in the 2007 Form 20-F and 2008 interim results by providing more detail about the types of models in use, more information about inputs to the model types and the sensitivities arising from unobservable inputs. We will look to identify the assumptions having the most significant impact on the valuations and therefore will be based on current market conditions and be subject to change as these conditions change.
As the market dislocation continues, we continue to review our disclosures and are conscious of the market and regulatory demand for a greater level of granularity. We also continue to assess the appropriate location of disclosure and note that some commentary may be better placed in the Management Discussion and Analysis.
We set out below our proposed future additional disclosures with the foregoing comments in mind.

All financial instruments
The table on page 244 of our 2007 20-F which shows the carrying value and fair value of each balance sheet financial instrument line item will more clearly specify whether the fair values are recognised on balance sheet or disclosed and more clearly explain how the fair values have been determined, by way of cross references to the more detailed disclosure for fair values recognised on balance sheet as set out below.
Valuation techniques for financial instruments recognised at fair value
We propose to add the tables and narrative description of models below to explain how the valuation methodologies are applied to financial assets and financial liabilities that are recognised at fair value:
Financial assets and liabilities recognised at fair value analysed by valuation technique

	Valuations	Valuations based on unobservable
	based on	inputs (2)
	observable		Exotic		Grand
	inputs	Vanilla	products	Total of (a)	Total of (1)
	(1)	products (a)	(b)	and (b)	and (2)
	£m	£m	£m	£m	£m
Derivative assets
Other trading assets
Assets designated at fair value
Available for sale assets
Derivative liabilities
Other trading liabilities
Liabilities designated at fair value
The nature of the valuation techniques set out in the table above are summarised as follows:
(1)     Valuations based on observable inputs
Valuations based on observable inputs include
•	Financial instruments whereby their valuations are determined by unadjusted quoted prices in active markets where the quoted price is readily available and the price represents actual and regularly occurring market transactions on an arm’s length basis;

•	Financial instruments valued using recent arm’s length market transactions or with reference to the current fair value of similar instruments;

•	Linear financial instruments such as swaps, forwards etc. which are valued using market standard pricing techniques;

•	Options that are commonly traded in markets whereby all the inputs to the market-standard pricing models are deemed observable.
(2)     Valuations based on unobservable inputs
Valuations based on unobservable inputs include:
(a)	Vanilla products

These products are valued using simple models, such as discounted cashflow or Black Scholes models, however some of the inputs are not observable. This includes, for example, commercial loans, CMBS, selected mortgage products, Alt As and subprime loans as well as long-dated vanilla options which have tenors different to what is commonly traded in the markets and hence unobservable volatilities.

(b)	Exotic products

Exotic products are over-the-counter products that are relatively bespoke, not commonly traded in the markets, and their valuation comes from sophisticated mathematical models where some of the inputs are not observable.
Appendix B, which is an extract from our 2007 20-F, pages 48-49 of the ‘Financial review — critical accounting estimates’, gives more details of the financial instruments traded across the asset classes, and the valuation techniques used. Similar disclosures will be included for 2008 but we will further discuss some of the more significant inputs to these models as follows:
1. Volatility
Volatility is a critical input to all option pricing models, across all asset classes. In most cases volatility is observable from the vanilla options that are traded across the various asset classes but on occasions volatility is unobservable, for example, for an extraordinarily long maturity option.
2. Correlation
Across asset classes, correlation is another important input to some pricing models, for example for products whose value depends on two equity indices. In some developed markets there are products traded whereby correlation can be observed, for example, for spread products in commodities. However, for other products, correlation may not be observable.
3. Model input parameters
Some exotic models have input parameters that define the models, for example, interest rate models tend to have parameters that are needed to capture the rich dynamics of the yield curve. These model parameters are typically not directly observable but may be inferred from observable data.
4. Spreads to discount rates
For certain products, particularly credit related ones such as asset backed financial instruments, discounting is performed at a spread to the standard discount (LIBOR) rates. In these cases, in addition to standard discount rates, the spread is a significant input to the valuation. Such spread data can in some cases be unobservable.

5. Default rates and recovery rates
In credit products which are valued using pricing models, default rates and recovery rates are inputs. Some default rates and recovery rates are deemed observable but for some underlying credit products which are less frequently traded in the markets, they are not.
6. Prepayment rates
For products in the securitisation businesses, for example mortgage backed, prepayment rates are key inputs. Some of the drivers of prepayment are understood (such as the fundamental nature of asset/loan e.g. quality of mortgage pool, economic expectations, etc.) however prepayment rates themselves are considered unobservable.
Sensitivity analysis of model based valuations using unobservable inputs
A sensitivity analysis was performed for financial instruments that were fair valued using models that include significant unobservable inputs. The financial instruments that most impacted the sensitivity analysis of unobservable inputs were those with the more illiquid and/or structured portfolios.
While the method by which inputs are changed varies between financial instrument types, the common objective is to derive a sensitivity that a market participant would consider reasonable.
In addition, in the year end disclosures we will include a description of the relevant financial instrument classes impacted by significant unobservable inputs, a description of these unobservable inputs, together with the sensitivity parameters used and the results of this analysis.

Appendix A
Extract from Barclays PLC-2008 Interim Results:
Other US Sub-Prime
Other US Sub-prime

	Pro-forma[1]	As at	Marks at	Marks at
	30.06.08	31.12.07	30.06.08	31.12.07
	£m	£m

Whole loans — performing	2,145	2,805	84%	100%
Whole loans — more than 60 days past due	272	372	50%	65%

Total whole loans	2,417	3,177	78%	94%
Sale post period end	(828)	—

Net exposure	1,589	3,177	79%	94%

Securities (net of hedges)[2]	89	637	42%	71%
Residuals	30	233	3%	24%
Other exposures with underlying sub-prime collateral:
— Derivatives	290	333	93%	100%
— Loans/other	432	657	73%	100%

Total other direct and indirect exposure	841	1,860

Total other US sub-prime	2,430	5,037
The majority of other US sub-prime exposures are measured at fair value through profit and loss.
Whole loans included £2,279m (31st December 2007: £2,843m) acquired on or originated since the acquisition of EquiFirst in March 2007. Of this balance £253m of new loans were originated in 2008. At 30th June 2008 the average loan to value at origination of all of the sub-prime whole loans was 80%.
After the period end, sales have been contractually agreed that will reduce whole loan exposure by £828m. These sales have been made in line with period end marks. In the six months to 30th June 2008 there were net sales, paydowns of collateral and movements in hedges and in US sub-prime collateral of liquidated and consolidated ABS CDO Super Senior structures of approximately £880m.
Included above are senior AAA securities of £44m (31st December 2007: £57m) held by consolidated conduits on which a mark to market loss of £10m has been recognised in equity in the six months to 30th June 2008 (2007:£nil). This is expected to reverse over time. The securities have protection provided by subordination of 32%.
Exposure is stated net of hedges traded in the liquid index swap market with market counterparties. The counterparty exposure is managed through a standard derivative collateralisation process and none of the hedge counterparties are monoline insurers.
Other exposures with underlying sub-prime collateral include counterparty derivative exposures to vehicles which hold sub-prime collateral. The majority of this exposure is the most senior obligation of the vehicles.

1	Pro-forma exposure represents net exposures as at 30th June 2008 less material sales agreed in July

2	Marks based on gross collateral

Appendix B
Extract from Barclays PLC-2007 20-F:
Financial review — critical accounting estimates
Corporate bonds
Corporate bonds are generally valued using observable quoted prices or recently executed transactions. Where observable price quotations are not available, the fair value is determined based on cash flow models where significant inputs may include yield curves, bond or single name credit default swap spreads.
Mortgage whole loans
The fair value of mortgage whole loans are determined using observable quoted prices or recently executed transactions for comparable assets. Where observable price quotations or benchmark proxies are not available, fair value is determined using cash flow models where significant inputs include yield curves, collateral specific loss assumptions, asset specific prepayment assumptions, yield spreads and expected default rates.
Commercial mortgage backed securities and asset backed securities
Commercial mortgage backed securities and asset backed securities (ABS) (residential mortgages, credit cards, auto loans, student loans and leases) are generally valued using observable information. Wherever possible, the fair value is determined using quoted prices or recently executed transactions. Where observable price quotations are not available, fair value is determined based on cash flow models where the significant inputs may include yield curves, credit spreads, prepayment rates. Securities that are backed by the residual cash flows of an asset portfolio are generally valued using similar cash flow models.
The fair value of home equity loan bonds are determined using models which use scenario analysis with significant inputs including age, rating, internal grade, and index prices.
Collateralised debt obligations
The valuation of collateralised debt obligations (CDOs) notes is first based on an assessment of the probability of an event of default occurring due to a credit deterioration. This is determined by reference to the probability of event of default occurring and the probability of exercise of contractual rights related to event of default. The notes are then valued by determining appropriate valuation multiples to be applied to the contractual cash flows. These are based on inputs including the prospective cash flow performance of the underlying securities, the structural features of the transaction and the net asset value of the underlying portfolio.
Private equity
The fair value of private equity is determined using appropriate valuation methodologies which, dependent on the nature of the investment, may include discounted cash flow analysis, enterprise value comparisons with similar companies, price:earnings comparisons and turnover multiples. For each investment the relevant methodology is applied consistently over time.
Own credit on financial liabilities
The carrying amount of financial liabilities held at fair value is adjusted to reflect the effect of changes in own credit spreads. As a result, the carrying value of issued notes that have been designated at fair value through profit and loss is adjusted by reference to the movement in the appropriate spreads. The resulting gain or loss is recognised in the income statement.
Derivatives
Derivative contracts can be exchange traded or over the counter (OTC). OTC derivative contracts include forward, swap and option contracts related to interest rates, bonds, foreign currencies, credit standing of reference entities, equity prices, fund levels, commodity prices or indices on these assets.
The fair value of OTC derivative contracts are modelled using a series of techniques, including closed form analytical formulae (such as the Black-Scholes option pricing model) and simulation based models. The choice of model is dependant on factors such as; the complexity of the product, inherent risks and hedging strategy: statistical behaviour of the underlying, and ability of the model to price consistently with observed market transactions. For many pricing models there is no material subjectivity because the methodologies employed do not necessitate significant judgement and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps and option markets. In the case of more established derivative products, the pricing models used are widely accepted and used by the other market participants. Significant inputs used in these models may include yield curves, credit spreads, recovery rates, dividend rates, volatility of underlying interest rates, equity prices or foreign exchange rates and, in some cases, correlation between these inputs. These inputs are determined with reference to quoted prices, recently executed trades, independent market quotes and consensus data.
New, long dated or complex derivative products may require a greater degree of judgement in the implementation of appropriate valuation techniques, due to the complexity of the valuation assumptions and the reduced observability of inputs. The valuation of more complex products may use more generic derivatives as a component to calculating the overall value.
Derivatives where valuation involves a significant degree of judgement include:
•	Fund derivatives

Fund derivatives are derivatives whose underlyings include mutual funds, hedge funds, indices and multi asset portfolios. They are valued using underlying fund prices, yield curves and available market information on the level of the hedging risk. Some fund derivatives are valued using unobservable information, generally where the level of the hedging risk is not observable in the market. These are valued taking account of risk of the underlying fund or collection of funds, diversification of the fund by asset, concentration by geographic sector, strategy of the fund, size of the transaction and concentration of specific fund managers.

•	Commodity derivatives

Commodity derivatives are valued using models where the significant inputs may include interest rate yield curves, commodity price curves, volatility of the underlying commodities and, in some cases, correlation between these inputs, which are generally observable. This approach is applied to base metal, precious metal, energy, power, gas, emissions, soft commodities and freight positions. Due to the significant time span in the various market closes, curves are constructed using differentials to a benchmark curve to ensure that all curves are valued using the dominant market base price.

•	Structured credit derivatives

Collateralised synthetic obligations (CSOs)are structured credit derivatives which reference the loss profile of a portfolio of loans, debts or synthetic underlyings. The reference asset can be a corporate credit or an asset backed credit. For CSOs that reference corporate credits an analytical model is used. For CSOs on asset backed underlyings, due to the path dependent nature of a CSO on an amortising portfolio a Monte Carlo simulation is used rather than analytic approximation. The expected loss probability for each reference credit in the portfolio is derived from the single name credit default swap spread curve and in addition, for ABS references, a prepayment rate assumption. A simulation is then used to compute survival time which allows us to calculate the marginal loss over each payment period by reference to estimated recovery rates. Significant inputs include prepayment rates, cumulative default rates, and recovery rates.